CASTELLUM, INC.
3 BETHESDA METRO CENTER, SUITE 700
BETHESDA, MD 20814

September 2, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

RE:	Castellum, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted August 11, 2022
CIK No. 0001877939

Dear Ms. Beech:

By letter dated August 22, 2022, the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) provided Castellum, Inc. (the “Company,” “we,” “us,” or “our”) with its comments to the Company’s Amendment No. 1 to the Registration Statement on Form S-1 filed on August 11, 2022. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses, in bold.

Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted August 11, 2022

Cover Page

1.	We reissue our prior comment 1 in part. Please consolidate all of the disclosure required by Item 501 of Regulation S-K on one page. Refer to Item 501(b) of Regulation S-K. In this regard, it appears your cover page disclosure spans three pages. Make conforming updates in your selling stockholder prospectus as well.

Response: The Company’s Registration Statement on Form S-1 filed with the Commission today (the “Form S-1”) has consolidated all of the cover page disclosures required by Item 501(b) of Regulation S-K on one page for the primary offering prospectus and the selling stockholder prospectus.

Prospectus Summary, page 5

2.	We note your revised disclosure in response to our prior comment 13. Please make conforming updates in your prospectus summary.

Response: We have made conforming changes to the Prospectus Summary on page 3 of the Form S-1.

Risk Factors

Inflation may cause the Fed to increase interest rates thereby increasing our interest expense, page 23

3.	Please expand your discussion of interest rates to specifically identify the impact of rate increase on your operations and how your business has been affected. For example, we note your disclosure that "actions by the Fed to increase the federal funds rate will increase our cost of debt and our interest expense thereby reducing our pre-tax income and net income." Please describe whether your borrowing costs have recently increased or are expected to increase and your ability to pass along your increased costs to your customers. Also consider describing whether increased borrowing costs have impacted your ability to make timely payments.

Response: We have expanded our discussion of interest rates on page 21 of the Form S-1 to include (i) the impact of rate increases on our operations, (ii) whether our borrowing costs have recently increased or are expected to increase, (iii) our ability to pass along the increased costs to our customers, and (iv) whether increased borrowing costs have impacted our ability to make timely payments.

Management's Discussion & Analysis, page 41

4.	We note your risk factor discussion of interest rates. Please expand your discussion to describe their impact on your financial condition, including your balance sheet. For example, given rising rates, describe any resulting impacts on your long-term debt, or accrued expense balances. Expand your disclosure to describe how you are funding these additional costs. Please also expand your disclosure to specifically address the impact on liquidity resulting from your variable-rate debt outstanding, if material.

Response: We have expanded our discussion on page 55 of the Form S-1 to describe the impact of interest rates on our financial condition, including how we are funding the additional costs, and the impact on liquidity resulting from our variable-rate debt.

Business, page 60

5.	We note your response to our prior comment 15, but we are unable to locate the revised disclosure. Please describe the general terms of your teaming partner arrangements in this section.

Response: The Company has previously included the following language in the Form S-1 on page 59 to describe the general terms of our teaming partner arrangements:

Our contracts and subcontracts are composed of a wide range of contract types, including FFP, CPFF, T&M, labor hour, IDIQ and GWACS such as GSA schedule contracts, substantially all of which are annual contracts, with options to renew. Because most government contracts renew annually, the Company does not have a material number of multi-year contracts. Typically, the prime contract will dictate the terms of the subcontracts including, among other things, the workshare percentages, mechanics of payment terms, and the process for operational management. We generated fifty-five percent (55%) in the three months ended June 30, 2022, fifty two percent (52%) of our total revenue in the six months ended June 30, 2022, sixty-one percent (61%) of our total revenue in the year ended December 31, 2021, and seventy-eight percent (78%) of our total revenue in the year ended December 31, 2020, from T&M contracts.

In the year ending December 31, 2021, the top three revenue-producing contracts, some of which consist of multiple task orders, accounted for 60 percent of our revenue, or $15,058,925. Each of those contracts are associated with the Company’s areas of core expertise, as follows: (i) an annual contract with CACI that contains multiple renewal options is a T&M contract that leverages expertise in EW and is associated with developing a 5G spectrum management strategy and policy, (ii) an annual contract with NAVAIR that contains multiple renewal options is a CPFF contract that goes to the systems engineering and design/software engineering and development expertise where the Company has developed software that manages the aircraft launch and recovery operations on aircraft carriers, and (iii) an annual contract with Perspecta with multiple renewal option periods is a T&M contract which supports the cyber and EW work done at the Army Staff Level.

Principal Stockholders, page 85

6.	Please revise this section to identify the table as the Principal and Selling Stockholders table. In this regard, it appears that you intend to identify all selling stockholders in the Principal Stockholder table. Please also provide disclosure of any material relationship each selling security holder has had with the company and its affiliates during the prior three years. Refer to Item 507 of Regulation S-K.

Response: We have revised the title on the table on Page 83 of the Form S-1 as indicated and updated the footnote disclosure to reflect any material relationship each selling security holder has had with the Company and its affiliates during the prior three years.

Underwriting

Underwriting Discount, page 95

7.	We note your disclosure in the Explanatory Note that certain selling stockholder shares will be purchased by the underwriter at the IPO price. Please revise the table in this section to include the amount of discounts and commissions to be paid to the underwriter by these selling shareholders. Refer to Item 508(e) of Regulation S-K.

Response: We have revised the table on Page 93 of the Form S-1 to include the amount of discounts and commissions to be paid to the underwriter by these selling shareholders.

Notes to Consolidated Financial Statements

Note 10: Stockholders' Equity (Deficit), page F-45

8.	Please revise to include a description of the method used to estimate the fair value of share-based payment arrangements, a description of the significant assumptions used to estimate the fair value and the weighted-average grant-date fair value of equity instruments or explain why such disclosure is not required. Please refer to ASC 718-10- 50.

Response:

We have revised Note 10: Stockholders’ Equity (Deficit), page F-50 of the Form S-1 to include a description of the method used to estimate the fair value of share-based payment arrangements, a description of the significant assumptions used to estimate the fair value and the weighted-average grant-date fair value of equity instruments.

Security Holder Prospectus

9.	We note your response to comment 19. Please also revise your selling stockholder table on alternate page 6 to identify the natural person(s) that hold voting and/or dispositive power over the shares held by Crom Cortana Fund, LLC.

Response: We have revised the selling stockholder table on page A-95 of the Form S-1 to identify the natural persons that hold voting and/or dispositive power over the shares held by CCF.

Common Stock Registered For Distribution, page A-5

10.	Please indicate the nature of any position, office, or other material relationship which the selling security holder has had within the past three years with the registrant or any of its predecessors or affiliates. In this regard, it appears you have inadvertently designated all selling stockholders as Named Executive Officers and Directors. Refer to Item 507 of Regulation S-K.

Response: We have revised the schedule on page A-95 in the Form S-1 to include additional footnote disclosure that describes the nature of any position, office, or other material relationship which the selling security holder has had within the past three years with the Company or any of its predecessors or affiliates and have corrected the designation on the table of the “Executive Officers” and “Other 5% Shareholders”.

General

11.	We note your revised disclosure in response to comment 6 that "the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the Exchange Act." Please revise your Amended and Restated Articles of Incorporation to ensure that the exclusive forum provision in the governing documents states this clearly.

Response: We have revised Article IX of our Amended and Restated Articles of Incorporation to include language clarifying that the Federal District Courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the Exchange Act. The Amended and Restated Articles of Incorporation with the revised language in Article IX has been included as Exhibit 3.1 to the S-1 and was filed with the Secretary of State of Nevada on August 31, 2022.

12.	We note the use of a public offering prospectus and a security holder prospectus. Revise the public offering prospectus to prominently disclose on the cover page and in the summary the resale offering related to the security holder prospectus. Please also update your security holder prospectus to discuss the lock up agreements in the context of the resale offering. In this regard, we note your disclosure on page 97 of the public offering prospectus that "our director and officers . . . shall enter into customary "lock-up" agreements." Finally, we note the security holder prospectus includes a reference to the underwriters. Please revise.

Response: We have revised the public offering prospectus to prominently disclose on the cover page and in the summary the resale offering related to the security holder prospectus. We have also updated our security holder prospectus to (i) discuss the lock up agreements in the context of the resale offering and (ii) delete the reference to the underwriters.

Thank you for your assistance in reviewing this filing.

Sincerely,

CASTELLUM, INC.

/s/ Mark Fuller
Mark Fuller
Chief Executive Officer